SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the period ended on March 31, 2005 filed with the Bolsa de Comercio de Buenos Aires.

By letter dated May 11, 2005, the Company filed the report for the nine-month period ended on March 31, 2005 and 2004 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2005 and 2004

1. Period Result (nine month period ended on March 31, 2005 and 2004):

	In thousand of $
	03/31/05	03/31/04
Ordinary	78,205	45,231
Extraordinary	—	—
Period Profit	78,205	45,231

2. Net Assets Composition:

Subscribed Capital	338,373	238,253
Treasure shares	—	—
Integral adjustment of capital	274,387	274,387
Integral adjustment treasure shares	—	—
Premium on shares	662,413	588,924
Legal Reserve	19,447	19,447
Retained earnings	(100,083)	(220,919)

Total Net Assets	1,194,537	900,092

At the moment of the end of the Financial Statements period the authorized capital of the Company is $338,372,526.- Its share composition is divided in 338,372,526 of non endorsable registered common stock of face value one peso ($1) each, and with right to 1 vote each, which are hold by shareholders or groups of control.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holder of Company’s Convertible Notes exercises at the end of the period its conversion right the amount of shares will become 419,634,708; and if all the Company’s shareholders exercise their warrants, the amount of shares will become 578,971,715.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: May 16, 2005